 Exhibit 99.2

Consolidated Financial Statements of
(Unaudited)

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.

Three and six-month periods ended August 31, 2009 and 2008

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Consolidated Financial Statements
(Unaudited)

Three and six-month periods ended August 31, 2009 and 2008

Financial Statements

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Consolidated Balance Sheets
(Unaudited)

August 31, 2009 and February 28, 2009

	August 31,	February 28,
	2009	2009
		(Restated -
		note 2(a))
Assets
Current assets:
Cash	$905,391	$835,772
Term deposits	2,347,877	3,318,254
Accounts receivable	1,759,565	5,007,430
Tax credits receivable	677,380	726,510
Inventories (note 6)	2,646,631	1,773,563
Prepaid expenses	130,393	274,522
	8,467,237	11,936,051
Property, plant and equipment	7,386,096	5,022,640
Intangible assets	1,332,905	1,195,365
	$17,186,238	$18,154,056
Liabilities and Shareholders' Equity
Current liabilities:
Bank loan (note 8)	$90,000	$–
Accounts payable and accrued liabilities:
Company controlled by an officer and director (note 4)	178,995	221,629
Others	1,846,738	2,319,798
Advance payments (note 3)	824,585	879,469
Current portion of long-term debt (note 8)	932,583	578,989
	3,872,901	3,999,885
Convertible debentures (note 7)	2,328,238	2,166,383
Long-term debt (note 8)	5,198,025	2,985,525
	11,399,164	9,151,793
Shareholders' equity:
Capital stock and warrants (note 9)	25,295,206	25,233,271
Contributed surplus	9,288,589	9,047,034
Deficit	(28,796,721)	(25,278,042)
	5,787,074	9,002,263
Contingency (note 13)
	$17,186,238	$18,154,056

See accompanying notes to unaudited consolidated financial statements.

/s/ Ronald Denis	/s/ Michel Chartrand

Ronald Denis	Michel Chartrand
Chairman of the Board	Director

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Consolidated Statements of Earnings and Comprehensive Loss
(Unaudited)

Three and six-month periods ended August 31, 2009 and 2008

	Three-month period ended		Six-month period ended
	August 31,	August 31,	August 31,	August 31,
	2009	2008	2009	2008
		(Restated -		(Restated -
		note 2 (a))		note 2 (a))

Revenue from sales and research contracts	$1,370,592	$2,365,623	$4,248,317	$5,499,892
Cost of sales and operating expenses (excluding amortization and stock-based compensation)	1,904,177	1,854,836	4,742,589	4,634,390
Research and development expenses	1,113,703	361,560	1,456,102	472,120
Financial	192,835	132,021	367,803	209,156
Amortization	211,503	180,216	347,689	333,990
Stock-based compensation	130,986	761,229	255,545	2,068,673
	3,553,204	3,289,862	7,169,728	7,718,329
Loss before undernoted items	(2,182,612)	(924,239)	(2,921,411)	(2,218,437)
Interest income	13,758	7,337	33,060	32,935
Foreign exchange gain (loss)	56,859	319,362	(630,328)	305,344
Net loss and comprehensive loss	$(2,111,995)	$(597,540)	$(3,518,679)	$(1,880,158)
Basic and diluted loss per share	$(0.06)	$(0.016)	$(0.09)	$(0.05)
Weighted average number of shares outstanding	37,732,997	37,564,110	37,710,030	37,481,639

See accompanying notes to unaudited consolidated financial statements.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Consolidated Statements of Shareholders' Equity
(Unaudited)

Six-month periods ended August 31, 2009 and 2008

	Common shares		Warrants		Contributed
	Number	Dollars	Number	Dollars	surplus	Deficit	Total

Balance, February 28, 2009	37,683,422	$24,953,096	1,100,000	$280,175	$9,047,034	$(25,131,127)	$9,149,178
Adjustment to reflect change in accounting policy for intangible assets (note 2 (a))	–	–	–	–	–	(146,915)	(146,915)
Exercise of stock options
Cash	11,125	6,782	–	–	–	–	6,782
Ascribed value	–	5,882	–	–	(5,882)	–	–
Conversion of convertible debentures (note 7)	41,164	35,548	20,582	13,723	(8,108)	–	41,163
Stock-based compensation	–	–	–	–	255,545	–	255,545
Net loss	–	–	–	–	–	(3,518,679)	(3,518,679)
Balance, August 31, 2009	37,735,711	$25,001,308	1,120,582	$293,898	$9,288,589	$(28,796,721)	$5,787,074
Balance, February 28, 2008	37,423,797	$24,808,327	31,618	$62,825	$5,134,613	$(21,949,054)	$8,056,711
Adjustment to reflect change in accounting policy for intangible assets (note 2 (a))	–	–	–	–	–	(152,375)	(152,375)
Exercise of stock options
Cash	222,625	60,062	–	–	–	–	60,062
Ascribed value	–	71,095	–	–	(71,095)	–	–
Stock-based compensation	–	–	–	–	2,068,673	–	2,068,673
Net loss	–	–	–	–	–	(1,880,158)	(1,880,158)
Balance, August 31, 2008	37,646,422	$24,939,484	31,618	$62,825	$7,132,191	$(23,981,587)	$8,152,913

See accompanying notes to unaudited consolidated financial statements.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Consolidated Statements of Cash Flows
(Unaudited)

Three and six-month periods ended August 31, 2009 and 2008

	Three-month period ended		Six-month period ended
	August 31,	August 31,	August 31,	August 31,
	2009	2008	2009	2008
		(Restated -		(Restated -
		note 2 (a))		note 2 (a))

Cash flows from operating activities:
Net loss	$(2,111,995)	$(597,540)	$(3,518,679)	$(1,880,158)
Non-cash items:
Amortization of property, plant and equipment	209,866	136,656	343,598	288,270
Amortization of intangible assets	1,637	2,160	4,091	4,320
Amortization of other assets	–	41,400	–	41,400
Stock-based compensation	130,986	761,229	255,545	2,068,673
Accretion of the liability component of the convertible debentures (note 7)	37,581	–	93,034	–
Unrealized foreign exchange loss (gain) on advance payments	15,650	5,900	(17,350)	60,950
Net change in operating assets and liabilities (note 5)	(564,708)	(1,138,440)	2,301,139	(1,158,887)
	(2,280,983)	(788,635)	(538,622)	(575,432)
Cash flows from investing activities:
Additions to property, plant and equipment	(1,826,598)	(20,314)	(2,993,366)	(12,348)
Additions to intangible assets	(122,144)	(124,162)	(141,631)	(475,924)
Maturity of term deposits	(13,246)	763,121	970,377	1,227,200
Increase in other assets	–	(28,238)	–	(28,238)
	(1,961,988)	590,407	(2,164,620)	710,690
Cash flows from financing activities:
Increase in bank loan	90,000	580,000	90,000	360,000
Increase in long-term debt	2,021,188	–	2,862,508	77,609
Repayment of long-term debt	(143,114)	(225,054)	(296,413)	(569,838)
Accrued interest on convertible debentures (note 7)	70,123	–	109,984	–
Issue of share capital on exercise of options	–	45,563	6,782	60,062
	2,038,197	400,509	2,772,861	(72,167)
Net increase (decrease) in cash	(2,204,774)	202,281	69,619	63,091
Cash, beginning of period	3,110,165	545,596	835,772	684,786
Cash, end of period	$905,391	$747,877	$905,391	$747,877

Supplemental cash flow disclosures (note 5)

See accompanying notes to unaudited consolidated financial statements.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements
(Unaudited)

Three and six-month periods ended August 31, 2009 and 2008

1.	Basis of presentation:

The interim consolidated financial statements include the accounts of Neptune Technologies & Bioressources inc. (the “Company”) and its subsidiaries, Acasti Pharma Inc. (“Acasti Pharma”), NeuroBioPharm Inc. (“NeuroBioPharm”) and Neptune Technologies & Bioressources USA Inc. These interim consolidated financial statements have not been reviewed by the auditors and reflect normal and recurring adjustments which are, in the opinion of Neptune Technologies & Bioressources Inc., considered necessary for a fair presentation. These interim unaudited consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles. However, they do not include all disclosures required under generally accepted accounting principles and accordingly should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company’s latest annual report. Except for the adoption of the new accounting standards described in note 2 (a) below, the Company applied the same accounting policies in the preparation of the interim consolidated financial statements, as those in its audited consolidated financial statements for the year ended February 28, 2009.

2.	Changes to accounting policies:

(a) New accounting policies adopted:

On March 1, 2009, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA").

Goodwill and Intangible Assets:

The CICA issued Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed.

As a result of this standard, direct costs incurred to secure patents related to internally- generated assets in the research phase will no longer be capitalized by the Company. The Company applied this standard on a retrospective basis. The impact of adopting this standard was to increase the opening deficit and reduce intangible assets, as at June 1, 2008 and March 1, 2009, by $151,010 and $146,915, respectively, for such assets capitalized prior to the date of commercialization, May 31, 2002. The impact of the adjustment on the net loss in 2008 and 2009 is not significant.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and six-month periods ended August 31, 2009 and 2008

2.	Changes to accounting policies (continued):

	(a)	New accounting policies adopted (continued):

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities:

On January 20, 2009, the Emerging Issues Committee (EIC) of the Canadian Accounting Standards Board (AcSB) issued EIC Abstract 173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities, which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

	(b)	Future accounting changes:

Business Combinations

Section 1582, Business Combinations, replaces Section 1581, Business Combinations. The Section establishes standards for the accounting for a business combination. It provides the Canadian equivalent to the IFRS standard, IFRS 3 (Revised), Business Combinations. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Consolidated Financial Statements

Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, together replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS Standard, IAS 27 (Revised), Consolidated and Separate Financial Statements. The Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the impact of the adoption of these new Sections on the consolidated financial statements.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and six-month periods ended August 31, 2009 and 2008

2.	Changes to accounting policies (continued):

(b) Future accounting changes (continued):

International Financial Reporting Standards:

In February 2008, Canada’s Accounting Standards Board (AcSB) confirmed that Canadian GAAP, as used by publicly accountable enterprises, would be fully converged into International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore, the Company will be required to report under IFRS for its 2012 interim and annual financial statements. The Company will convert to these new standards according to the timetable set within these new rules. The Company has not yet assessed the impact these new standards will have on its financial statements.

3.	Partnership and collaboration agreements:

In 2008, the Company received a first payment of €500,000 out of several payments scheduled under the terms of a partnership agreement. The agreement foresees the Company’s commitment of developing a clinical research program and the development of products incorporating Neptune Krill Oil (“NKO™”) in a dietary matrix. The initial payment is refundable only if the parties fail to meet certain developmental milestones, prior to the release of the products on the market. No revenues have been recognized by the Company under this agreement. This amount, $787,050, is included in ''advance payments'' in the consolidated balance sheet.

The Company also entered into a collaboration agreement under which it can receive $299,860. Under the terms of the agreement, the Company will conduct a clinical research project on the effects of Neptune Krill Oil (“NKO™”) and its concentrates on certain human health conditions. The agreement includes a period of exclusivity on the rights by the partner to the use of the clinical study results. At August 31, 2009, the Company has received $199,860 under the agreement with the final amount of $100,000 to be received at the conclusion of the research project. For the three and six-month periods ended August 31, 2009, revenues of $18,767 and $37,535, respectively, were recognized in consolidated earnings on the basis of the clinical study. As of August 31, 2009, the difference between the payments received of $199,860 and the total revenues recognized amounts to $37,535, and it is included in ''advance payments'' in the consolidated balance sheet.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and six-month periods ended August 31, 2009 and 2008

4.	Related party transactions:

Under the terms of an agreement entered into with a shareholder (a company controlled by an officer and director), the Company is committed to pay royalties of 1% of its revenues related to its nutraceutical segment in semi-annual instalments, for an unlimited period. The annual amount disbursed in cash cannot exceed net earnings before interest, taxes and amortization of Neptune on a non-consolidated basis. For the three and six-month period ended August 31, 2009, total royalties paid or payable to this party amounted to $28,590 and $41,995 (three and six-month periods ended August 31, 2008 - $23,256 and $60,526, respectively). As at August 31, 2009, the balance payable to this shareholder under this agreement amounts to $178,995 (February 28, 2009 - $221,629) including an amount of $137,000 in redeemable shares of the subsidiaries given by Neptune in consideration for 1% of the assigned value of the licences transferred. This amount is presented in the balance sheet under accounts payable and accrued liabilities.

These transactions occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

5.	Supplemental cash flow disclosures:

(a) Net change in operating assets and liabilities are detailed as follows:

	August 31,	August 31,	August 31,	August 31,
	2009	2008	2009	2008
	(3 months )	(3 months )	(6 months )	(6 months )

Accounts receivable	$1,137,075	$(449,621)	$3,247,865	$(1,191,545)
Tax credits receivable	(134,254)	(102,566)	49,130	(245,623)
Inventories	(1,821,784)	(128,823)	(873,068)	429,315
Prepaid expenses	86,801	(187,727)	144,130	(304,015)
Accounts payable and accrued liabilities	170,572	(329,703)	(229,383)	92,981
Advance payments	(3,118)	60,000	(37,535)	60,000
	$(564,708)	$(1,138,440)	$2,301,139	$(1,158,887)

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and six-month periods ended August 31, 2009 and 2008

5.	Supplemental cash flow disclosures (continued):

	(b)	Non-cash transactions:

	August 31,	February 28,
	2009	2009

Acquired property, plant and equipment and intangible assets included in accounts payable and accrued liabilities	$211,390	$497,703
Dividend payable through issuance of notes payable	–	9,380

(c)

Other:

	August 31,		August 31,		August 31,		August 31,
	2009		2008		2009		2008
	(3 months	)	(3 months	)	(6 months	)	(6 months	)
Interest paid	$65,160		$89,281		$110,338		$174,728

6.	Inventories:

	August 31,	February 28,
	2009	2009

Raw materials	$2,313,240	$925,664
Finished goods	333,391	847,899
	$2,646,631	$1,773,563

During the three and six-month periods ended August 31, 2009, $919,922 and $2,628,207 (three and six-month periods ended August 31, 2008 - $1,180,742 and $2,732,589) of inventories were recognized as cost of sales, respectively.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and six-month periods ended August 31, 2009 and 2008

7.	Liability component of convertible debentures:

Aggregate principal amount of convertible debentures at issuance	$2,750,000
Financial expenses on the issuance of debentures	(30,000)
Equity component of convertible debentures	(445,940)
Detachable warrants	(280,175)
Accrued interest	86,191
Accretion of the liability component	86,307
Liabilities balance of convertible debentures as at February 28, 2009	2,166,383
Accrued interest	109,984
Accretion of the liability component	93,034
Debenture converted into capital stock	(41,163)
Liabilities balance of convertible debentures as at August 31, 2009	$2,328,238

During the quarter ended August 31, 2009, holders of convertible debentures exercised their conversion right. An amount of $50,000 plus $2,617 of accrued interest was converted into Neptune’s units. Each unit comprises one common share and one half warrant.

A total of 41,164 units has been issued corresponding to 41,164 common shares and 20,582 warrants. Each warrant allows its holder to buy one share of the Company at $2.25 until June 8, 2011.

These transactions decreased the balance of convertible debentures and contributed surplus by $41,163 and by $8,108, respectively, and increased the capital stock by $49,271.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and six-month periods ended August 31, 2009 and 2008

8.	Long-term debt:

	August 31,	February 28,
	2009	2009

Mortgage loan, principal of $3,500,000, bearing interest at the prime rate plus 2%, partly secured (38.46%) by
   Investissement Québec (for an annual premium of 2.5% on
   the secured amount), through a savings guarantee from
   Neptune of $1,000,000, and through a first-ranking mortgage on the plant, a first-ranking hypothec on all movable assets
   (except for accounts receivable and merchandise) current
   and future, corporeal and incorporeal, and tangible and
   intangible except for intellectual property (which is subject to a negative pledge agreement) and a second-ranking
   hypothec on all accounts receivable and merchandise,
   reimbursable in monthly principal payments of $41,667 until
   November 2015. The amount recorded is net of related
financial expenses.	$3,078,089	$3,327,621
Mortgage loan, principal balance of $2,862,508, bearing interest at the prime rate plus 2%, secured as indicated above, reimbursable in monthly principal payments of $35,714 until August 2016. The amount recorded is net of related financial expenses.	2,862,508	–
Obligations under capital leases, interest rates varying from 6.17% to 15.46%, payable in average monthly instalments of $4,301 ($4,333 as at May 31, 2008), maturing at different dates until 2013	89,292	119,909
Refundable contribution obtained from a federal program available for small and medium-sized business, without collateral or interest, payable in semi-annual instalments of $9,701 until October 1, 2012	67,908	77,609
Refundable contribution obtained from a federal program available for small and medium-sized business, without collateral or interest, payable in semi-annual installments of $6,562 until December 2011	32,811	39,375
	6,130,608	3,564,514
Current portion of long-term debt	932,583	578,989
	$5,198,025	$2,985,525

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and six-month periods ended August 31, 2009 and 2008

8.	Long-term debt (continued):

During the nine-month period ended February 28, 2009, the Company refinanced its debt and entered into a debt agreement totaling $6,500,000, of which $3,500,000 has been disbursed by the lender up to February 28, 2009 in the form of a mortgage loan. The second tranche of $3,000,000 is available to finance plant expansion. Both tranches bear an interest rate of prime rate plus 2% and will be repayable over 84 months. The second tranche has been received in the form of progressive advances based on the advancement of the plant expansion. As at August 31, 2009, $2,862,508 has been received by the Company. The Company is subject to certain covenants requiring the maintenance of ratios.

In addition, the Company has an authorized operating line of credit of $1,000,000 bearing interest at the prime rate plus 2.25% (February 28, 2009 - 1.75%). The line of credit is guaranteed by a first-ranking movable hypothec on all accounts receivable and merchandise, a second-ranking hypothec on the production plant and a third-ranking hypothec on all other movable assets, current and future, corporeal and incorporeal, and tangible and intangible except for intellectual property (which is subject to a negative pledge agreement). As at August 31, 2009, an amount of $90,000 (nil as at February 28, 2009) was drawn under the operating line of credit.

9.	Capital stock and warrants:

Authorized

Unlimited number of shares without par value

	-	Common shares

	-	Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance

-

Series A preferred shares, non-voting, non-participating, fixed, preferential and non- cumulative dividend of 5% of paid-up capital, exchangeable at the holder's option under certain conditions into common shares

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and six-month periods ended August 31, 2009 and 2008

10.	Non-controlling interest:

During the six-month period ended August 31, 2009, holders of 2,825 Acasti Pharma Inc. Series 2 warrants exercised their right to purchase Class A shares of the subsidiary.

Acasti Pharma’s issued and outstanding capital stock and warrants are broken down as follows:

Capital stock:

	-	Class A shares, voting (one vote per share), participating and without par value

	-	Class B shares, voting (ten votes per share), non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class B shares are exchangeable, at the holder’s discretion, for Class A shares, on a one-for-one basis, as of January 1, 2009. Class B shares are redeemable at the holder’s discretion for $0.80 per share, subject to certain conditions.

	-	Class C shares, non-voting, non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class C shares are exchangeable, at the holder’s discretion, for Class A shares, on a one-for-one basis, as of January 1, 2009. Class C shares are redeemable at holder’s discretion for $0.20 per share, subject to certain conditions.

Warrants:

Series 2 allows the holder to purchase one Class A share for $0.40 per share for a period of twenty-four months after their issuance.

Series 3 allows the holder to purchase one Class A share for $0.40 per share until December 31, 2010.

Series 4 allows the holder to purchase one Class A share for $0.25 per share for a period of five years after their issuance.

Series 5 allows the holder to purchase one Class A share for $0.30 per share until December 31, 2010.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and six-month periods ended August 31, 2009 and 2008

10.	Non-controlling interest (continued):

The distribution of the votes and participation between the Company and other shareholders of Acasti Pharma was as follows:

			August 31, 2009

	Votes		Participation
		Other		Other
	Company	shareholders	Company	shareholder

9,233,358 Class A shares	–	9,233,358	–	9,233,358
5,000,000 Class B shares	49,500,000	500,000	–	–
26,000,000 Class C shares	–	–	–	–
Total	49,500,000	9,733,358	–	9,233,358
% of votes and participation	84%	16%	0%	100%

			February 28, 2009

	Votes		Participation
		Other		Other
	Company	shareholders	Company	shareholder

9,230,533 Class A shares	–	9,230,533	–	9,230,533
5,000,000 Class B shares	49,500,000	500,000	–	–
26,000,000 Class C shares	–	–	–	–
Total	49,500,000	9,730,533	–	9,230,533
% of votes and participation	84%	16%	0%	100%

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and six-month periods ended August 31, 2009 and 2008

10.	Non-controlling interest (continued):

The shares of Acasti held by the Company are eliminated upon consolidation.

As at August 31, 2009, the Company controlled the vote of Acasti Pharma and accordingly consolidated the subsidiary's accounts. Non-controlling shareholders had a right to all of the subsidiary's profits and losses for the six-month period ended August 31, 2009. The Company is responsible for its subsidiary's losses exceeding the value of the non-controlling shareholders' interest; consequently, $1,130 (2008 - nil) of the subsidiary's loss was assigned to the non- controlling shareholders and reduced the value of the non-controlling shareholders on the Company's balance sheet to nil as at August 31, 2009 (nil as at February 28, 2009).

11.	Stock-based compensation plans:

(a) Company stock-based compensation plan:

Activities within the plan are detailed as follows:

		Six-month		Six-month
		period ended		period ended
		August 31,		August 31,
		2009		2008

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

Options outstanding, beginning of period	3,669,750	$1.57	4,504,687	$2.89
Granted	80,000	1.64	1,021,000	2.59
Exercised	(11,125)	0.61	(222,625)	0.27
Cancelled	(194,500)	2.57	(48,250)	4.64
Options outstanding, end of period	3,544,125	1.52	5,254,812	2.92
Exercisable options, end of period	3,056,125	$1.36	3,569,975	$2.73

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and six-month periods ended August 31, 2009 and 2008

11.	Stock-based compensation plans (continued):

	(a)	Company stock-based compensation plan (continued):

The fair value of the options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the periods ended:

	Six-month	Six-month
	period ended	period ended
	August 31, 2009	August 31, 2008

	Employees	Employees

Dividend	–	–
Risk-free interest rate	1.33%	2.91%
Estimated life	2.5 years	2.5 years
Expected volatility	96%	76%

The fair value of the weighted average of the options granted to employees during the three and six-month periods is $0.66 (2008 - $1.55).

(b)	Acasti Pharma stock-based compensation plan:

The following table presents information on outstanding stock options:

		Weighted
		average
	Number of	exercise
	options	price

Options outstanding as at February 28, 2009	850,000	$0.25
Granted	25,000	0.25
Options outstanding as at August 31, 2009	875,000	$0.25
Options exercisable as at August 31, 2009	340,000	$0.25

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and six-month periods ended August 31, 2009 and 2008

11.	Stock-based compensation plans (continued):

The fair value of options granted has been estimated according to the Black-Scholes options pricing mode and based on the weighted average of the following assumption for options granted for the period ended:

	Six-month	Six-month
	period ended	period ended
	August 31, 2009	August 31, 2008

Dividend	–	–
Risk-free interest rate	2.7%	–
Estimated life	6 years	–
Expected volatility	75%	–

The fair value of the options granted during the period is nil.

12.	Segment disclosures:

Descriptive information on the Company's reportable segments:

The Company has three reportable operating segments structured in legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical applications for cardiovascular diseases (Acasti Pharma), and the third is the development and commercialization of pharmaceutical neurological diseases (NeuroBioPharm).

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and six-month periods ended August 31, 2009 and 2008

12.	Segment disclosures (continued):

The following tables show information by segment:

			Three-month period
			ended August 31,
				2009

	Nutraceutical	Cardiovascular	Neurological	Total

				(Restated -
				note 2 (a))

Sales and research contracts	$1,351,824	$–	$18,768	$1,370,592
Cost of sales and operating expenses (excluding amortization and stock based compensation)	1,793,900	106,771	3,506	1,904,177
Research and development expenses	562,602	385,889	165,212	1,113,703
Financial	192,758	77	–	192,835
Amortization	209,899	1,604	–	211,503
Stock-based compensation	130,986	–	–	130,986
Interest income	(7,747)	(6,011)	–	(13,758)
Foreign exchange gain	(39,240)	(17,619)	–	(56,859)
Net loss and comprehensive loss	$1,491,334	$470,711	$149,950	$2,111,995
Cash	$699,035	$206,356	$–	$905,391
Term deposits	1,314,488	1,033,389	–	2,347,877
Total assets	15,579,532	1,576,562	30,144	17,186,238
Expenditures for long-lived assets	$1,946,129	$–	$–	$1,946,129

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and six-month periods ended August 31, 2009 and 2008

12.	Segment disclosures (continued):

The following tables show information by segment (continued):

			Six-month period
			ended August 31,
				2009

	Nutraceutical	Cardiovascular	Neurological	Total

Sales and research contracts	$4,210,782	$–	$37,535	$4,248,317
Cost of sales and operating expenses (excluding amortization and stock based compensation)	4,527,350	173,499	41,740	4,742,589
Research and development expenses	662,203	605,782	188,117	1,456,102
Financial	367,539	264	–	367,803
Amortization	344,437	3,252	–	347,689
Stock-based compensation	255,545	–	–	255,545
Interest income	(17,890)	(15,170)	–	(33,060)
Foreign exchange loss	625,336	4,992	–	630,328
Net loss and comprehensive loss	$2,553,738	$772,619	$192,322	$3,518,679
Cash	$699,035	$206,356	$–	$905,391
Term deposits	1,314,488	1,033,389	–	2,347,877
Total assets	15,579,532	1,576,602	30,144	17,186,238
Expenditures for long-lived assets	$3,132,384	$–	$–	$3,132,384

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and six-month periods ended August 31, 2009 and 2008

12.	Segment disclosures (continued):

The following tables show information by segment (continued):

			Six-month period
			ended August 31,
				2008

	Nutraceutical	Cardiovascular	Neurological	Total

	(Restated -
	note 2 (a))

Sales and research contracts	$5,459,892	$–	$40,000	$5,499,892
Cost of sales and operating expenses (excluding amortization and stock based compensation)	4,534,737	99,653	–	4,634,390
Research and development expenses	309,273	36,909	125,938	472,120
Financial	209,156	–	–	209,156
Amortization	333,990	–	–	333,990
Stock-based compensation	2,068,673	–	–	2,068,673
Interest income	(32,935)	–	–	(32,935)
Foreign exchange gain	(305,344)	–	–	(305,344)
Net loss and comprehensive loss	$1,657,658	$136,562	$85,938	$1,880,158
Expenditures for long-lived assets	$488,272	$–	$–	$488,272

The cardiovascular and neurological segments began their activities during the three-month period ended August 31, 2008.

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three and six-month periods ended August 31, 2009 and 2008

13.	Contingency:

During the second quarter, the Company received a complaint filed by Schiff Nutrition Group Inc. ("Schiff"), a former distributor of Neptune’s products, in the United States District Court for the District of Utah, Central division, alleging that Neptune failed to meet certain delivery thresholds. As a result, Schiff is seeking monetary damages in the amount of US $1 million from Neptune.

After careful review of this complaint and having sought legal advice, The Company filed a response and counterclaims early in the third quarter to the Schiff complaint in federal district court in Utah. The Company denies all material allegations and the requested monetary compensation in the complaint and asserts federal and state law claims against Schiff, including that Schiff failed to pay the Company for shipments of NKO® accepted by Schiff, and that Schiff caused its contractor to encapsulate NKO® despite the Company’s objections that the resulting product would not meet specifications after encapsulation by Schiff’s contractor.